LARGO RESOURCES LTD

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
JUNE 17, 2021

TSX Trust Company
hereby reports that:

1	Holder(s) represented in person or by proxy	9,800	shares
189	Management proxies received representing	42,967,791	shares

	Total represented at the meeting	42,977,591	shares
	Percentage of 64,566,769 outstanding	66.56%

MANAGEMENT PROXY VOTES

	ALBERTO ARIAS AS DIRECTOR
37,481,020	shares represented by proxy VOTED FOR	(90.389%	)
3,985,287	shares represented by proxy VOTED WITHHOLD	(9.611%	)
1,501,484	shares represented by proxy NOT VOTED

	DAVID BRACE AS DIRECTOR
41,405,257	shares represented by proxy VOTED FOR	(99.853%	)
61,050	shares represented by proxy VOTED WITHHOLD	(0.147%	)
1,501,484	shares represented by proxy NOT VOTED

	JONATHAN LEE AS DIRECTOR
40,810,370	shares represented by proxy VOTED FOR	(98.418%	)
655,937	shares represented by proxy VOTED WITHHOLD	(1.582%	)
1,501,484	shares represented by proxy NOT VOTED

	PAULO MISK AS DIRECTOR
41,025,222	shares represented by proxy VOTED FOR	(98.936%	)
441,085	shares represented by proxy VOTED WITHHOLD	(1.064%	)
1,501,484	shares represented by proxy NOT VOTED

	IAN ROBERTSON AS DIRECTOR
40,690,854	shares represented by proxy VOTED FOR	(98.130%	)
775,453	shares represented by proxy VOTED WITHHOLD	(1.870%	)
1,501,484	shares represented by proxy NOT VOTED

	DANIEL TELLECHEA AS DIRECTOR
40,501,056	shares represented by proxy VOTED FOR	(97.672%	)
965,251	shares represented by proxy VOTED WITHHOLD	(2.328%	)
1,501,484	shares represented by proxy NOT VOTED

	KOKO YAMAMOTO AS DIRECTOR
39,832,918	shares represented by proxy VOTED FOR	(96.061%	)
1,633,389	shares represented by proxy VOTED WITHHOLD	(3.939%	)
1,501,484	shares represented by proxy NOT VOTED

	APPOINTMENT OF AUDITOR
42,850,049	shares represented by proxy VOTED FOR	(99.726%	)
117,742	shares represented by proxy VOTED WITHHOLD	(0.274%	)

	NAME CHANGE
42,930,120	shares represented by proxy VOTED FOR	(99.912%	)
37,671	shares represented by proxy VOTED AGAINST	(0.088%	)

Dated this 17th day of June, 2021

Scrutineer